Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

September 23, 2013

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terra Tech Corp. (the “Company”) Amendment No. 6 to Registration Statement on Form S-1 Filed September 23, 2013 File No. 333-188477

Dear Ms. Ravtiz:

We respectfully hereby submit the information in this letter, on behalf of our client, Terra Tech Corp., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 20, 2013. Amendment No. 6 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on September 23, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 5 to the Form S-1.

Security Ownership of Certain Beneficial Owners and Management, page 47

1. Your response letter dated September 13, 2013 indicates that each of Ken, Mike and Steve VandeVrede is the beneficial owner of 9,861,220 shares of common stock and that Dan VandeVrede is the beneficial owner of 9,761,220 shares of common stock. We see, however, from your disclosure in the second to last paragraph on page 4 of your prospectus that 1,250,000 shares of common stock were issued under the Share Exchange Agreement and that Ms. Almsteier transferred 6,750,000 shares of Series B preferred stock to the Edible Garden Shareholders all on a pro rata basis. Given that each share of Series B preferred stock is convertible into 5.384325537 shares of common stock, it would appear that each 23% holder of Edible Gardens would be the beneficial owner of at most approximately 8,646,665 shares of your common stock. As such, please show us how you calculated the beneficial ownership for each VandeVrede that is listed in the beneficial ownership table.

Company response: The disclosure on page 4 that Ms. Almsteier transferred 6,750,000 shares of Series B Preferred Stock contains a typographical error. The first “6” and “7” in the number 6,750,000 should have been in the other’s place. The Company confirms that Ms. Almsteier transferred 7,650,000 a total of shares of Series B Preferred Stock, and each 23% holder of Edible Garden received 1,759,500 shares of Series B Preferred Stock (and as disclosed on each of their respective Form 3s filed on May 7 and 10). As such the Company has revised its disclosure on page 4 and 48 of the S-1 to change “6,750,000” to “7,650,000.”

Each 23% holder of Edible Garden received 1,759,500 shares of Series B Preferred Stock, convertible into 9,493,721 shares of common stock. Additionally, each 23% holder of Edible Garden received 287,499 shares of common stock pursuant to the referenced Share Exchange Agreement. Additionally, Ken, Mike and Steve VandeVrede each purchased 100,000 shares of common stock of the Company in a private placement in early 2013, but Dan VandeVrede did not make such a purchase of 100,000 shares in early 2013. Therefore, 9,493,721 shares (underlying Series B Preferred Stock purchase from Amy Almsteier), plus 287,499 shares of common stock (purchased under the Share Exchange Agreement), plus 100,000 shares of common stock (purchased under a private placement in early 2013) equals 9,861,220 shares of common stock beneficially owned by Ken, Mike and Steve VandeVrede, and Dan VandeVrede beneficially owns 100,000 shares fewer than Ken, Mike and Steve VandeVrede because Dan VandeVrede did not purchase 100,000 shares of common stock from the Company in a private placement.

2. We note your reference to agreements with Shop Rite (Wakefern) and A&P in your response to prior comment 5 in your response letter dated August 30, 2013. Please address the following:

•
Tell us whether these agreements are in writing. From your disclosure on page 6, it would appear that a major part of your products would be sold under this arrangement. If a written agreement between you and Shop Rite exists, please file that agreement as an exhibit to your registration statement pursuant to Regulation S-K Item 601(b)(10)(ii)(B).

Company response: There are no written agreements.

•
Please provide us with a summary of the material terms of these agreements, including, but not limited to, when the agreements were entered into, the duration of the agreements, and both your material rights and obligations and those of the customer.

Company response: There are no written agreements.

•
Your response to prior comment 5 states that Shop Rite has committed to purchase $10 million annually. Please tell us when this commitment begins and also discuss what happens if Shop Rite does not purchase such amounts, including any penalty provisions.

Company response: There is no commitment from Shop Rite or any retailer to buy any specific amounts. Shop Rite will order what it needs and the Company will not accept orders that it cannot fill.

•	Finally, discuss how you plan to fulfill $10 million in annual orders.

Company response:  The Company plans to fulfill up to $10 million in annual orders out of the new facility if and when orders are made by retailers.

We urge all persons who are responsible

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo